Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Income before (loss) income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$478,990	$282,374	$330,468	$220,997	$186,184
Interest expense
Senior notes payable and other debt	334,484	288,276	223,804	169,981	170,232
Distributions from unconsolidated entities	6,641	10,006	3,790	689	—
Earnings	$820,115	$580,656	$558,062	$391,667	$356,416
Interest
Senior notes payable and other debt expense	$334,484	$288,276	$223,804	$169,981	$170,232
Interest capitalized	855	1,857	1,233	—	304
Fixed charges	$335,339	$290,133	$225,037	$169,981	$170,536

Ratio of Earnings to Fixed Charges	2.45	2.00	2.48	2.30	2.09